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                             June 4, 2024

       Jason W. Fraser
       Chief Financial Officer
       Valero Energy Corporation
       One Valero Way
       San Antonio, Texas 78249

                                                        Re: Valero Energy
Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed February 22,
2024
                                                            File No. 001-13175

       Dear Jason W. Fraser:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2023

       Management's Discussion and Analysis
       Liquidity and Capital Resources , page 57

   1. We note that you included an investor presentation called Leading Producer of Liquid
                                                        Transportation Fuels as
Exhibit 99.1 to the Form 8-K that you filed on May 1, 2024, and that in presenting
information related to Sustaining Capex and Growth Capital
                                                        Investments on page 56,
you show that Total Growth Capital Investments decreased from
                                                        $1,936 million in 2012
to $1,370 million in 2022 and to $430 million in 2023.

                                                        Please expand your
disclosures in your periodic reports as necessary to discuss and analyze the reasons for
the decline in your growth capital investments, and the potential impact of the decline
in growth capital investments on your short and long-term liquidity and profitability, to
comply with Item 303 (b)(1) of Regulation S-K.
 Jason W. Fraser
Valero Energy Corporation
June 4, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gus Rodriguez at 202-551-3752 or John Cannarella at 202-551-3337 with any questions.



FirstName LastNameJason W. Fraser                         Sincerely,
Comapany NameValero Energy Corporation
                                                          Division of
Corporation Finance
June 4, 2024 Page 2                                       Office of Energy &
Transportation
FirstName LastName